Exhibit 2.4
AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER
THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of May 19, 2009 by and among Bio-Imaging Technologies, Inc., a Delaware corporation (“Parent”), BioClinica Acquisition, Inc., a Delaware corporation and direct wholly-owned Subsidiary of Parent (“Merger Sub"), and etrials Worldwide, Inc., a Delaware corporation (the “Company”), and amends that certain Agreement and Plan of Merger made and entered into as of May 4, 2009 by and among Parent, Merger Sub and the Company, as amended by that certain Amendment No. 1 dated as of May 15, 2009 (the “Agreement”). All capitalized terms that are used in this Amendment and not defined herein shall have the respective meanings ascribed thereto in the Agreement.
RECITALS
WHEREAS, Parent and the Company deem it advisable to amend the Agreement to provide for the matters hereinafter set forth.
NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:
AGREEMENT
1. Amendment.
The recitals to the Agreement are hereby amended and restated in their entirety as follows:
“WHEREAS the respective Boards of Directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, in furtherance of the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement, Parent proposes to cause Merger Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.0001 per share (a “Share”) of the Company (the “Company Common Stock”), as a result of which each Share of Company Common Stock validly tendered and not properly withdrawn would be exchanged for (i) $0.62, net to the seller in cash, (ii) a fraction of a fully paid and non-assessable share of common stock, par value $0.00025 per share, of Parent (“Parent Common Stock”) equal to the Common Exchange Ratio, as set forth in Section 2.1(a), and (iii) a fraction of a fully paid and non-assessable share of Series A-1 preferred stock, par value $0.00025 per share, of Parent (“Parent Preferred Stock”) equal to the Preferred Exchange Ratio, as set forth in Section 2.1(a) (such amount, or any other amount per Share paid pursuant to the Offer and this Agreement, the “Offer Price”), on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and the stockholders of the Company (the “Company Stockholders”, and each such stockholder, a “Company Stockholder”), and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the Delaware General Corporation Law (the “DGCL”), (ii) approved this Agreement in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend the Offer and approval of this Agreement by the stockholders of the Company;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each approved, and Parent, as the sole stockholder of Merger Sub has approved this Agreement and declared it advisable for Merger Sub to enter into this Agreement providing for the Offer and Merger in accordance with the DGCL, upon the terms and subject to the conditions set forth herein; and
WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, certain Company Stockholders will enter into a stockholders agreement dated as of the date hereof, or the date of any subsequent amendment hereto, as necessary (the “Stockholder Agreement”), the form of which is attached as Annex 1 and the Board of Directors of the Company has approved the entry of such Company Stockholders into the Stockholder Agreements. The Stockholder Agreements will be entered into concurrently with the execution and delivery of this Agreement, or any amendment hereto, as necessary;”
Section 1.1(d) of the Agreement is hereby amended and restated as follows:
“The Company hereby grants to Parent and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Cash Value of the Offer Price up to that number of newly issued shares of the Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock, directly or indirectly, owned by Parent and Merger Sub at the time of exercise of the Top-Up Option shall constitute one share more than ninety percent (90%) of the Fully Diluted Shares immediately after the issuance of the Top-Up Shares. The Top-Up Option shall be exercisable only once, at such time as Parent and Merger Sub, directly or indirectly, own at least 80% of the Fully Diluted Shares and prior to the fifth Business Day after the expiration date of the Offer or the expiration date of any subsequent offering period. Such Top-Up Option shall not be exercisable to the extent the number of shares of Company Common Stock subject thereto (taken together with the number of Fully Diluted Shares outstanding at such time) exceeds the number of authorized shares of Company Common Stock available for issuances. The obligation of the Company to deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject to the condition that no provision of any applicable Law or rule of the NASDAQ Global Market and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise. The parties shall cooperate to ensure that the issuance of the Top-Up Shares is accomplished consistent with all applicable legal requirements of all Governmental Entities, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act. In the event Parent and Merger Sub wish to exercise the Top-Up Option, Merger Sub shall give the Company one (1) Business Day prior written notice specifying the number of shares of the Company Common Stock that are or will be, directly or indirectly, owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Shares and specifying a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying the number of Top-Up Shares. At the closing of the purchase of Top-Up Shares, the portion of the purchase price owed by Parent or Merger Sub upon exercise of such Top-Up Option shall be paid to the Company in cash by wire transfer or cashier’s check. The “Cash Value of the Offer Price” shall mean the greater of (i) $1.3564, and (ii) an amount equal to the highest price per Share paid pursuant to the Offer.”
Section 2.1(a) of the Agreement is hereby amended and restated as follows:
“subject to Section 2.2, each Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares), including Shares subject to vesting or other restrictions, shall be converted into the right to receive the greater of (i) (A) $0.62, net to the holder in cash without interest (the “Cash Consideration”), plus (B) 0.124 (the “Common Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock, plus (C) 0.076 (the “Preferred Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Preferred Stock (the “Stock Consideration”), and (ii) the highest price per Share paid pursuant to the Offer, in the same form of consideration so paid (the greater of clauses (i) and (ii), the “Merger Consideration”); and”

Section 2.5 of the Agreement is hereby amended and restated as follows:
“Fractional Shares. No fractional shares of Parent Common Stock or Parent Preferred Stock will be issued by virtue of the Offer or the Merger and any Company Stockholder entitled hereunder to receive a fractional share of Parent Common Stock or Parent Preferred Stock (after aggregating all fractional shares of Parent Common Stock and Parent Preferred Stock that would otherwise be received by such holder) but for this Section 2.5 will be entitled hereunder to receive no fractional share but a cash payment in lieu thereof in an amount equal to such fraction multiplied by $3.6821, rounded to the nearest cent.”
The Certificate of Designation attached to the Agreement as Exhibit B referenced in Section 6.3(b) of the Agreement shall be amended to change the Redemption Price (as defined in the Certificate of Designation) from $4.1622 to $4.0503.
Section 8.3(b) of the Agreement is hereby amended and restated as follows:
“In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f) or by Parent pursuant to Section 8.1(g), then the Company shall pay Parent a fee equal to Five Hundred Thousand Dollars ($500,000) (the “Termination Fee”), plus reimbursement of reasonable out of pocket expenses up to Two Hundred Fifty Thousand Dollars ($250,000), by wire transfer of same day funds to an account designated by Parent within two (2) Business Days following termination of this Agreement. The Company acknowledges that the agreement contained in this Section 8.3(b) is an integral part of the transactions contemplated by this Agreement, and that, without this agreement, Parent would not enter into this Agreement.”
2. Counterparts. This Amendment may be executed in one or more counterparts (including by facsimile or portable document format (.PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
3. No Other Amendment. Except as modified by this Amendment, the Agreement shall remain in full force and effect in all respects without any modification. By executing this Amendment below, Parent, Merger Sub and the Company certify that this Amendment has been executed and delivered in compliance with Section 8.4 of the Agreement.
4. Severability. In the event that any provision of this Amendment or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Amendment will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Amendment with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
5. Titles. All titles used in this Amendment are used for convenience only, do not form a part of this Amendment and shall not affect in any way the meaning or interpretation of this Amendment.

6. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
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IN WITNESS WHEREOF, Parent and the Company have executed, or caused this Amendment to be executed, all as of the date first written above.

PARENT: BIO-IMAGING TECHNOLOGIES, INC.
By:	/s/ Ted I. Kaminer
	Name:	Ted I. Kaminer
	Title:	Executive Vice President Finance and Administration and Chief Financial Officer

MERGER SUB: BIOCLINICA ACQUISITION, INC.
By:	/s/ Ted I. Kaminer
	Name:	Ted I. Kaminer
	Title:	Executive Vice President Finance and Administration and Chief Financial Officer

COMPANY: ETRIALS WORLDWIDE, INC.
By:	/s/ M. Denis Connaghan
	Name:	M. Denis Connaghan
	Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]